EXHIBIT 99.1

POET Technologies Advances Toward Nasdaq Listing

TORONTO, Feb. 22, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; OTCQX: POETF), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced as the key next step in its Nasdaq listing process that it has determined to proceed with a ten-for-one consolidation (“the Consolidation”) of its common shares (“Common Shares”) in order to meet Nasdaq listing requirements and the Company’s own post-consolidation price target.

The Company expects that trading of the Common Shares on a post-consolidation basis on the TSX Venture Exchange (the “TSXV”) will commence on or about Monday, February 28, 2022. The Company’s name and trading symbol (“PTK”) on the TSXV will remain unchanged. The Consolidation was previously approved by the Board on the recommendation of its Subcommittee, as well as by shareholders at the recent annual general and special meeting of shareholders of the Company.

The Board believes the Consolidation will result in a number of potential benefits to POET, including meeting the minimum bid price requirement for the Nasdaq listing and achieving a post-Consolidation share price target that will support attracting a broader institutional investor base for the Company. The Company has been notified that an approval letter from the Nasdaq will be issued following a minimum 5 days of trading of its post-consolidated shares on the TSXV. The Company’s common shares are expected to begin trading on the Nasdaq approximately 7 – 10 days following consolidation, but the timing cannot be assured. Once final, the Company’s shares will trade on the Nasdaq Capital Market under the symbol “POET”.

“We have said that we would uplist to the Nasdaq when the time was right and from a position of strength, and we believe that time is now,” said Suresh Venkatesan, Chairman & CEO of the Company. “We are making substantial progress across a broad range of prospective customers with both standard and advanced products. Although there is still much work to be done in collaboration with customers and suppliers to achieve commercial success, it is abundantly clear to us that the Company is moving in the right direction, both technically and commercially. We believe we should act now and advance to a stock market where we believe POET’s accomplishments and future potential will be more widely appreciated and rewarded.”

The Consolidation has no material impact on the dollar value of investor’s shares. The 364,967,272 Common Shares currently issued and outstanding will be reduced to approximately 36,496,727 Common Shares on a post-consolidation basis. No fractional Common Shares will be issued as a result of or upon the Consolidation. All fractions of post-consolidation Common Shares will be rounded down. Outstanding stock options and share purchase warrants will also be adjusted to give effect to the Consolidation in accordance with their terms. The Consolidation will not affect any Shareholder’s percentage ownership in the Company other than by the minimal effect of the elimination of fractional Common shares, even though Shareholder ownership will be represented by a smaller number of Common Shares.

Letter of transmittals have been mailed to registered Shareholders and registered Shareholders will be required to deposit their share certificate(s), together with the duly completed letter of transmittal, with Computershare Investor Services Inc., the Company's registrar and transfer agent. Non-registered Shareholders holding Common Shares through an intermediary (a securities broker, dealer, bank or financial institution) should be aware that the intermediary may have different procedures for processing the Consolidation than those that will be put in place by the Company for registered Shareholders. If Shareholders hold their Common Shares through intermediaries and have questions in this regard, they are encouraged to contact their intermediaries.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the completion of the Consolidation, Nasdaq listing, expanded investor and public relations program, success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions, which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of the Consolidation, Nasdaq listing, expanded investor and public relations program, completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, plans for and completion of projects by the Company’s joint ventures and third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure to receive regulatory approval for any of the foregoing, the failure of its products to meet performance requirements, operational risks in the completion of the Company’s anticipated projects, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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